The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

November 4, 2016

VIA EDGAR

Terence O’Brien, Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: The New Home Company Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 10-Q for the Quarterly Period Ended June 30, 2016
Filed July 29, 2016
File No. 1-36283

Dear Mr. O’Brien:

The New Home Company Inc. (the “Company”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 18, 2016, with respect to the Company’s Form 10-K filed with the Commission on February 26, 2016 for the fiscal year ended December 31, 2015 (the “Form 10-K”) and the Company’s Form 10-Q filed with the Commission on July 29, 2016 for the quarterly period ended June 30, 2016 (the “Form 10-Q”) (File No. 1-36283).

We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind. Set forth below is the text of your comment followed by the Company’s response:

1.
We note your response to comment 2 in our letter dated September 19, 2016. Please tell us at what point the warranty reserve for the LR8 joint venture was no longer recognized in accordance with ASC 460. In your letter dated September 13, 2016, you state, “…the carrying value of the joint venture entity’s warranty reserve exceeded its fair value prior to the change in control…[o]nce the Company took control of the entity, it re-evaluated the warranty reserve under ASC 460 and re-evaluated its estimated construction defect self-insured retention liability under ASC 450, which together totaled $465,000 at fair value.” As part of your response, please reconcile these previous statements with your new statement that “LR8 had accrued for its warranty reserve at a lower rate of 0.33%, which is the rate at which the cumulated expected warranty reserve was remeasured immediately prior to the consolidation.” If the warranty reserve was remeasured immediately prior to your consolidation, it is unclear why you recognized 100% of the change in the warranty reserve as a gain. Based on your hypothetical presentation, it would appear that your allocation percentage is 30 prior to the change in control. Please provide us with your materiality assessment for correcting the warranty reserve to comply with ASC 460 from the point at which you determined the warranty reserve exceeded the appropriate balance in accordance with the guidance in ASC 250-10-45-27 and ASC 250-10-S99. In this regard, we note that the $1.6 million gain recognized in the equity in net income of unconsolidated joint ventures line is 40.6% and 56.6% of income before income taxes for the three and six-months ended June 30, 2016, respectively. If you do not believe there is an error in the recognition of the warranty reserve just prior to the change in control, please provide us with a comprehensive explanation as to why there was a significant change in the warranty reserve at the change in control event date.

Response:
We acknowledge the Staff’s comments and provide the following response:
In accordance with ASC 460, we regularly review our warranty reserve for our community with the LR8 entity as well as at all our other communities. As discussed in previous filings, LR8 was one of the Company’s first projects. From the historical experience that management had in other homebuilding projects at other companies, we determined that 1% was a reasonable initial estimate for the warranty reserve for projects with the characteristics of the LR8 project. We reassessed that reserve regularly, but did not have any evidence that would support a change in our estimate until the second quarter of 2016. The following factors contributed to that conclusion:

•
The period ended June 30, 2016 was the first quarter after the second anniversary of the project's completion. As noted in previous correspondence, defects typically come to light in the second or third year after completion. During this two year period following the last home closing of the project, we had no significant claims.

•
The LR8 project required an extensive amount of soil excavation and grading on a hillside. In our management’s experience, defects arising from soil subsidence can be very significant and it often takes more than a year or two to determine any latent warranty or defect claims as a result of foundation settling. No subsidence or soil excavation-related issues had surfaced to date.

•
Approximately $1.5 million in public improvement bonds required by the City of Irvine and the Irvine Ranch Water District (primarily related to our construction of water and sanitary sewer systems) were released during the second quarter of 2016 after Irvine’s acceptance of the public improvements constructed by LR8. It has been management’s experience that municipalities sometimes require significant and costly corrections or enhancements to the public improvements constructed by the builder before exonerating or releasing the bonds. Following this release of the bonds in the 2016 second quarter, only $15,000 of bonds remained at June 30, 2016. If the bonds were not exonerated due to failure to pass inspection or requests to complete unplanned work, such costs would have been settled through our warranty accrual.

As noted in our September 3, 2016 response, during the second quarter of 2016, our joint venture partner (“WB”) had its interest redeemed for $100 and exited the partnership, leaving New Home as the sole owner of LR8. Because the analysis of the LR8 warranty reserve and our negotiation of WB’s exit were occurring in the same fiscal period, we recognized them concurrently. We acknowledge that (1) the warranty adjustment and (2) the WB buyout are two separate and distinct events that require separate accounting treatment and that the warranty adjustment is made under the guidance of ASC 460, whereas the accounting for WB buyout is subject to ASC 805.
Had we recorded the remeasurement of the warranty reserve and the acquisition separately, the amount of income to New Home would have remained the same and would have been reflected in the same line item on the income statement as our initial presentation. Specifically, if management had reduced the warranty reserve separately from the buyout, (i) upon the reserve reduction, WB would have been allocated income of 70% of the reduction (approximately $1.1 million) and New Home would have been allocated income of 30% of the reduction (approximately $0.5 million) and (ii) New Home would then have recorded a gain of $1.1 million when New Home purchased WB’s interest for $100. This gain of $1.1 million plus the $0.5 million allocated to New Home from the warranty reduction would have resulted in the same amount of income to the Company during the quarter, and all $1.6 million of income was properly reflected in the income statement line item captioned equity in earnings from unconsolidated joint ventures.

We have revised our disclosure in our recently filed 10-Q for the third quarter to appropriately reflect the impact of these two separate items.
***

If you have any additional questions or comments, please feel free to contact me directly at (949) 382-7826 with any questions.

Sincerely,
/s/ John M. Stephens
John M. Stephens
Chief Financial Officer

Cc: Brian J. Lane, Esq. (Gibson, Dunn & Crutcher LLP)